SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
with a copy to:
Eva H. Davis
Jeffrey Symons
Kirkland & Ellis LLP
777 South Figueroa Street, Suite 3700
Los Angeles, California 90017
(213) 680-8508
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EX-1 Letter to Optionholders from the Company dated April 3, 2007

Distribution of Options Proposal and Acceptance Form
As previously announced, Singapore Technologies Semiconductors Pte Ltd (the “Offeror”) has offered to buy all of the outstanding ordinary shares of STATS ChipPAC Ltd. (the “Company”) which it does not already own. On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of Options of STATS ChipPAC Ltd., allowing them to participate in the voluntary cash tender offer. On March 30, 2007, the Company filed a Circular with the United States Securities and Exchange Commission (“SEC”) and the Singapore Exchange Securities Trading Limited (“SGX-ST”). In the Circular, the Company stated that the Independent Directors of STATS ChipPAC Ltd. decided to remain neutral with respect to the Options Proposal and recommend that Optionholders make their own decisions as to whether it would be in their best interests, in light of their individual circumstances, to accept or reject the Options Proposal.
On April 3, 2007, the Company distributed a copy of the Options Proposal (including the acceptance form) by letter to its employees. A copy of the letter dated April 3, 2007 (together with the Options Proposal and acceptance form) is attached hereto as Exhibit 1.
Optionholders are urged to read the Circular carefully and in its entirety and in particular to consider the letter of advice in relation to the Options Proposal by Morgan Stanley Dean Witter (Asia) Pte and the factors taken into account by the Independent Directors in formulating their determinations and recommendations.
Responsibility Statement:
The Directors of the Company (including those who have delegated detailed supervision of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, and they jointly and severally accept responsibility accordingly.
Neither this Schedule 14D-9 nor any of the exhibits hereto constitutes a solicitation with respect to the Options Proposal.
Exhibits

Exhibit
No.	Description

1	Letter to Optionholders from the Company dated April 3, 2007

SIGNATURE
After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

By:	/s/ Michael G. Potter
Michael G. Potter
Chief Financial Officer

Dated: April 3, 2007